EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-PROCESSION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions)	Nine months ended September 30, -------------	Year ended December 31, -------------------------------------------
	2001	2000	1999	1998	1997	1996
---------------------------------------------------------
Earnings:
Net income (loss)	$ 452	$(3,483)	$ 788	$ 729	$ 768	$ 755
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	3
Income tax provision (benefit)	272	(2,154)	648	629	609	555
Net fixed charges	738 -----	648 ------	637 -----	673 -----	628 -----	683 -----
Total Earnings (Loss)	1,462 =====	(4,989) ======	2,073 =====	2,031 =====	2,005 =====	1,996 =====
Fixed Charges:
Interest on short-term borrowings and long-term debt, net	710	616	604	635	586	649
Interest on capital leases	1	2	3	2	2	3
AFUDC debt	9	6	7	12	17	8
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	19 -----	24 ------	24 -----	24 -----	24 -----	24 -----
Total Fixed Charges	$ 739 =====	$ 648 ======	$ 638 =====	$ 673 =====	$ 629 =====	$ 684 =====
Ratios of Earnings (Loss) to Fixed Charges	1.98 =====	(7.70)(1) ======	3.25 =====	3.02 =====	3.19 =====	2.92 =====

Note:

For the purpose of computing Pacific Gas and Electric Company's (Utility) ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of the Utility's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million.